B2B TRUST
A SUBSIDIARY OF LAURENTIAN BANK

THE CANADA LIFE ASSURANCE COMPANY AND B2B TRUST ANNOUNCE LEVERAGED LOAN PROGRAM

Toronto, Ontario - January 22, 2003 - The Canada Life Assurance Company (Canada Life) and B2B Trust, a subsidiary of Laurentian Bank of Canada, announce the launch of a new agreement whereby advisors and investors can use B2B Trust's leveraged loan program and invest the proceeds in Canada Life investment products.

"A leveraged loan strategy can play an important role in a financial plan," said Mark Cummings, Vice President of Individual Wealth Management at Canada Life. "Some investors can't save enough within their RSP to retire comfortably, so they need to build up their non-registered savings. And what could be more convenient than building up that savings by using someone else's money.

The Canada Life segregated funds in which clients can invest also have maturity and death benefit guarantees attached to them, further securing the savings amount a client or beneficiary can rely upon after maturity or death.

This launch represents another step in Canada Life's strategy to increase its commitment to the individual investment market in Canada, and to be a full range provider of investment solutions.

There are a variety of loan options available through B2B Trust, a 100% loan, a 1 for 1 loan and a 2 for 1 loan. Some loans are available in margin call or no margin call versions, allowing clients to choose the option and interest rate combination that best suits their needs. Interest rates are highly competitive and, if the loan is used properly, interest payments can be tax deductible.

"Canada Life is a well known name in the Canadian marketplace and B2B is pleased to provide an investment lending solution to a company that has a long tradition of helping Canadians achieve their financial goals," said Al Spadaro, Vice President, Business Development at B2B Trust. "The agreement offers clients the opportunity to draw upon the strengths of our companies in their pursuit of financial success."

A leveraging strategy does come with risk; risk of margin calls, risk of reduced cashflow and loan defaults, among others. Please discuss these risks with your advisor before deciding whether leveraging is an appropriate strategy for you.

About Canada Life

The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $65 billion. Headquartered in Toronto, the Company operates in Canada, the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean and Hong Kong. Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU".

About B2B Trust

B2B Trust (TSX: BBT) is a federally chartered regulated financial institution that supplies generic and complementary banking and financial products to independent financial advisors, non-bank financial institutions and retailers across Canada. Its head office is located in Toronto. The address of the B2B Trust web site is www.b2b-trust.com.

For more information, contact:
B2B Trust Gladys Caron Manager, Communications (416) 865-5952 gladys.caron@banquelaurentienne.ca	Canada Life Ardyth Percy-Robb Corporate Communications Vice-President 416 597 1440, ext 6104 ardyth_percy-robb@canadalife.com